

May 29, 2015

Via E-mail
Lloyd C. Blankfein
Chairman and Chief Executive Officer
The Goldman Sachs Group, Inc.
200 West Street
New York, NY 10282

> **Re: The Goldman Sachs Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed February 23, 2015**
> **File No. 001-14965**

Dear Mr. Blankfein:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2014

Item 8 – Financial Statements and Supplementary Data, page 115

Note 4 – Financial Instruments Owned, at Fair Value …, page 129

Gains and Losses from Market Making and Other Principal Transactions, page 130

1.   We note your tabular presentation of gains and losses from market making and other principal transactions. In an effort to provide more granularity and transparency to your disclosure, please expand your table in future filings to also present the unrealized trading gains and losses attributable to the financial instruments you hold at the end of the reporting period. Refer to ASC 320-10-50-9(e) and 50-14.

Note 29 – Employee Incentive Plans, page 219

2.   We note that your disclosure substantially addresses stock-based incentive plans (i.e. SIP, RSUs, and Stock Options). However, we note from your definitive proxy statement filed on April 10, 2015 that you also have a long-term incentive plan (LTIP) and you introduced performance-based restricted stock units (PSUs) in 2014. Please revise your future filings to address the following:

- Disclose the significant terms of your PSUs and clarify if the awards granted in 2014 are included within your RSU disclosures. If not, provide the disclosures required by ASC 718.
- Disclose the significant terms of your LTIP. In this regard, disclose for each of the three-years ended the amount of awards granted and the amount of compensation expense recorded. Also disclose the period-end amount of deferred compensation and the weighted-average remaining contractual term.
- Disclose your accounting policies to explain your accounting treatment for your LTIP and PSUs.

Item 11 – Executive Compensation, page 229

3.   We refer to your definitive proxy statement disclosures on pages 51-53 concerning your 2015 and 2013 LTIP awards and on page 59 concerning your 2014 LTIP awards. With a view to potential disclosure in future filings, please tell us how your FY2014 "ROE" or other applicable performance metrics impacted the (1) nominal values and (2) maximum payout values for each outstanding non-equity incentive plan. Also provide us a table that shows each outstanding non-equity incentive plan award held by your named executive officers. In the table, include the LTIP grant year, the notional and maximum payout values calculated as of the end of FY2014, and the date marking the end of each applicable performance period. To the extent you believe that the information you provide us should not be required in your future filings, provide us with your analysis.

4.   Additionally, we note that your disclosure on page 37 of the definitive proxy statement indicates that the LTIP awards granted are not part of annual compensation and are not included in the Summary Compensation Table. Please tell us when you will disclose the LTIP awards in the Summary Compensation Table.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jim Dunn, Staff Accountant, at (202) 551-3724 or Hugh West, Accounting Branch Chief, at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann, Staff Attorney, at (202) 551-6262 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Suzanne Hayes

Suzanne Hayes
Assistant Director